Exhibit 99.2

A2Z Smart Technologies Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Ended March 31, 2023

(Expressed in U.S. Dollars)

March 15, 2023

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The following Amended Management’s Discussion and Analysis (“MD&A”) for A2Z Smart Technologies Corp (“A2Z” or the “Company”) is prepared as of May 15, 2023 and relates to the financial condition and results of operations of the Company for the three months ended March 31, 2023. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2022, and with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2023, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

All amounts are presented in United States dollars (“USD” or “$”), the Company’s presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

COMPANY OVERVIEW

The Company was incorporated on January 15, 2018, under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

Our common shares (the “Common Shares”) are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “AZ”, and in the United States, on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “AZ”.

We are an innovative technology company operating the following four commentary business lines through our subsidiaries: (i) development and commercialization of retail “smart cart” solutions designed primarily for use in large grocery stores and supermarkets (“Cust2Mate Carts” or “Cust2Mate Products”); (ii) manufacture of precision metal parts; (iii) provision of maintenance services in Israel (“Maintenance Services”); and (iv) development of our Fuel Tank Inertia Capsule System (“FTICS”) technology and a vehicle device cover for the military and civilian automotive industry (collectively, “Automotive Products”). Research and development with respect to FTICS and Automotive Products lines is currently on hold.

We are focusing the majority of our strategic planning, investment, research, development and marketing efforts on our Cust2Mate Products, as management currently believes our operational capabilities and focus is most effectively leveraged by growing market share in the smart cart industry.

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Historically, our revenues were primarily generated from sales of products and maintenance services to the Israeli military and security market. Our products included unmanned remote-controlled vehicles of various sizes and capabilities designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs.

During 2020, in addition to selling products and services to the Israeli military and security markets, we began to rapidly develop “smart cart” solutions for the retail industry. We have undertaken a series of equity raises since 2020 to fund the research and development of our smart cart solutions. We have not, nor do we intend to, export any military or defense related technology; accordingly, no approvals are required with respect to the export of our smart cart solutions to markets outside of Israel.

Since 2022, we have suspended further development of our military products and have focused our efforts on our Cust2Mate Products division, with the aim of becoming the leading mobile checkout system in the international market by providing the optimum solution for shoppers and supermarket retailers.

On February 3, 2022, we completed the acquisition of Isramat Ltd., a manufacturer of precision metal parts.

Smart Cart Products and Services

Cust2Mate offers a mobile self-checkout shopping cart that streamlines the retail shopping experience. With its user-friendly smart algorithm, touch screen, and computer vision system, every item placed in the Cust2Mate smart cart is scanned, recognized and added to a displayed shopping list, providing the user with real-time information regarding the items placed in the cart and calculation of the total cost of the purchase. Our in-cart solution also enables shoppers to utilize the cart as the point of sale through use of mobile payment applications, e-wallets and other financial and complementary services, which effectively expands the accepted payment capabilities for retailers, reducing their need for cashiers, and reducing checkout wait times and increasing efficiency, which ultimately leads to improved customer engagement and satisfaction.

Cust2Mate’s solution combines scanning and computer vision technology and security scales and a variety of other anti-fraud/theft capabilities with a large screen tablet which can both display shopping information and added value digital services. The solution is stackable and lightweight, with a robust recognition platform that provides a higher level of accuracy in product identification, leverages in-store Wi-Fi and utilizes cutting edge software.

For retailers, Cust2Mate enables improved inventory management and reduction of out-of-stock items, increased efficiency, reduced labor costs, increased anti-fraud protection, reduced theft and real-time data analytics and insights for informed decision-making. The integration with existing store systems allows for seamless implementation and reduced cash handling, which increases security.

The touch screen allows for the display of advertisements, promotions and other digital services which can bring added value to shoppers and additional revenue sources to retailers.

Cust2Mate’s robust smart cart comes in 212 litre or 275 litre sizes, with or without a produce scale (allowing the on cart weighing of fruit vegetables, etc.), as customized at the retailer’s discretion. These carts, which are ideal for larger stores, are presently being deployed in the Yochananof retail chain in Israel and in pilots elsewhere in the world.

Cust2Mate also offers a smaller and lighter smart cart which comes in 180 litre and 75 litre sizes and carries the same touch screens and complement of security features present on our larger carts. Our smaller carts are ideal for a variety of retail fields, from urban groceries and supermarkets to drugstores and duty-free shops where aisles may be tighter.

In the second half of 2023, Cust2Mate intends to launch a modular smart cart, which allows for local set-up of the modular parts, making mass production and deployment of smart carts faster and more efficient. With a detachable control unit, this smart cart will utilize advanced AI (artificial intelligence) computer vision and RFID (radio frequency identification) solutions.

Cust2Mate utilizes local Israeli and international manufacturing partners for its carts.

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Our Customers

M. Yochananof and Sons (1988) Ltd. (“Yochananof”) is a large Israeli retailer. To date, Yochananof has ordered an aggregate of 1,300 Cust2Mate smart carts which we are in the process of delivering. As of March 31, 2023, we have delivered 861 smart carts. The aggregate amounts due for the purchase of the carts and maintenance and support services contemplated with Yochananof is approximately US$13 million. On April 27, 2023, Yochananof delivered to us a letter of intent to purchase up to an additional 1,700 smart carts on terms and conditions to be agreed upon in a definitive agreement. In addition, we have entered into a maintenance and support agreement with Yochananof. Our Maintenance Services division will handle the maintenance and support services required for Cust2Mate Products deployed in Israel.

On April 20, 2023, we signed an agreement with HaStok Concept Ltd. (“Hastok”), one of Israel’s leading home design and household essentials retail chain with approximately 40 stores across Israel. The agreement marks a significant expansion for our smart cart solution into a new vertical outside of grocery retail. The Hastok purchase order is for 1,000 smart carts and is comprised of an upfront payment, a guaranteed monthly payment, and a revenue share agreement on added value solutions, such as advertising.

Our objective is to generate orders of several thousand Cust2Mate smart carts in 20231.

Our Markets

Our goal is to be the global leading provider of smart carts and associated technology solutions, providing a superior customer experience and cutting-edge platform for digital value added services, easing the pain points for all stakeholders in the retail industry.

The market for smart carts is large and diverse, and includes grocery stores, hardware stores, household essentials, DIY, discount stores, warehouse stores, convenience stores, drug stores, duty free shops and more.

We have designed the range of our Cust2Mate smart carts to accommodate the needs of a varied customer base: large carts for hypermarkets or large stores, medium carts for supermarkets or medium sized stores, and small carts for city stores, drug stores, duty free shops, etc. We are also able to customize our carts with a “look and feel” unique to each retailer as requested.

It is estimated that there are 20-25 million carts deployed in grocery chains in the US alone, with an average of 200-250 carts per store2. The Global Smart Shopping Cart Market size was estimated at USD 1,396.62 million in 2022, USD 1,769.84 million in 2023, and is projected to grow at a CAGR of 27.48% to reach USD 9,745.28 million by 20303

Business Model

We envision deriving several distinct revenue streams from our Cust2Mate Products:

● Outright Purchase Model. The outright purchase of the smart carts by clients and payment of a monthly maintenance fee has been the business model to date. For example, the first 1,300 carts ordered by Yochananof were sold to them outright with revenue recognized upon delivery. We intend to move away from this model, however it will remain available as some retailers prefer this option.

1 This forward-looking statement is based on the following material factors and assumptions: (i) historic sales of 1,300 Cust2Mate Carts to Yochananof and Letter of Intent from Yochananof to purchase up to an additional 1,700 smart carts; (ii) the order received by the Company from HaStok for 1,000 smart carts; (iii) Company will convert 50% of its pilot programs into roll-outs based on past performance; and (iv) market conditions remain the same.

2 Askwonder.com/research/grocery-carts (available online)

3 Global Smart Shopping Cart Market by Technology, Forecast 2023-2030; Research and Markets (available online)

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● Subscription Based Model. We intend to retain title to our smart carts and make them available to clients on a multiyear subscription basis, against payment of a one-time up-front payment and monthly fees to cover hardware and software maintenance, service and version updates. The length of the subscription period depends on many variables unique to each client, including the design and customization required by the client, and the size of the up-front payment. We intend to fund the manufacture of our smart carts at scale, against orders, through loans against receivables from such orders, whilst looking to lower per unit manufacturing costs and increase margin as unit sales increase. The subscription model would also enable us to charge additional fees for add-on features such as store navigation maps, shopping lists, etc. The subscription model should also facilitate the provision of the smart carts to customers and, as revenue would be recognized monthly, would allow a steady increase of revenue in parallel to an increase in the installed base of the smart carts.

● Digital Services. As our smart carts are fully integrated into the retailers’ systems, we envision them serving as a de-facto marketplace (a “Smart Cart Marketplace”) for all retail directed apps and digital services. Our Cust2Mate smart carts incorporate a large touch screen, and can present to the shopper additional information at the discretion of the retailer, such as details of the shopper’s purchases, ingredients of goods purchased, allergy information, shopping lists, in-store navigation for goods, and many more applications, while simultaneously facilitating the provision of real-time personalized and directed promotions, advertisements, e-coupons and other digital services by all stakeholders in the retail industry (such as the retailer, consumer product and other manufacturers and advertisers and any third party service provider that joins the Smart Cart Marketplace). As these promotions, advertisements, coupons, etc., are displayed to the shopper when the shopper is deciding what to buy (and not, for example, when the shopper is paying for products already purchased), the Company believes that digital services will be of considerable value to shoppers, retailers, manufacturers and other third parties. The Company intends to enter into revenue sharing agreements with stakeholders, allowing us, our customers and relevant third parties to all enjoy increased revenue streams, whilst simultaneously providing shoppers with significant added value. We believe that digital revenues from the Smart Cart Marketplace can become considerable. As the revenue to retailers from digital services increases, the net cost of our smart carts to retailers is expected to decrease.

● Big Data Analytics. At present, in many instances the retailer has limited information regarding the actions and decisions of the shopper until the actual time of payment. The retailer may often not know when a shopper has entered the store, how much time a shopper has spent in the store, the route the shopper takes, or where a shopper spends most or as little time in the store, how decisions are actually made by the shopper, and much more. We are developing software for our smart carts to generate a wealth of data on such shopping behavior which can be mined, analyzed and monetized through data as a service or product offerings tailored to each of the stakeholders in the retail industry.

Competition and Competitive Strengths

There are a number of companies currently offering smart carts to the retail industry in one form or another. Our Cust2Mate Products, and a small minority of other industry players, offer mobile self-check out smart carts in which goods are scanned when placed in the smart cart. Most other industry participants offer solutions based on “Scan and Go” or image recognition technologies. We believe we are only smart cart providing a full end-to-end turnkey solution for all customers. Below is a brief summary of the various technologies:

● “Scan and Go” comprises a scanner and small screen, either on cart or connected to an app on the mobile phone. These solutions generally come without large screens and thus cannot efficiently provide information and digital services, without on cart anti-fraud protection and without on cart payment capabilities. Though inexpensive, the scan and go carts do not provide the full user experience and retailer added value offered by our Cust2Mate Products.

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● Image Recognition. Many companies are trying to offer smart carts which do not require the scanning of products but instead claim to utilize software which recognizes the products as they are being placed in the smart cart (“one to many”). The Company believes that there remain technological hurdles to adopting image recognition software both on a practical and conceptual level. On a practical level, every store contains at least several tens of thousands of SKUs which have to be accurately recognized every time in all configurations, from all angles and in different lighting backgrounds, within a very short time without charging the shopper for products not purchased, while charging the shopper for all products purchased. This is a significant technological challenge. On a conceptual level, we believe many types of products are not easily adapted to image recognition, such as clothing size, and meats and cheeses purchased over the counter.

In addition, in an attempt to mitigate the increasing frustration of shoppers at the lengthening queues in the stores, many retailers have installed self-checkout (“SCO”) stations with the aim that these would lead to a quicker checkout and reduced labor cost. However, these SCO stations have not adequately solved such problems, as check-out queues have not disappeared, and the SCO stations have been accompanied by equipment issues, high up-front costs, consumer confusion, sub-optimal use of space and increased risk of theft.

We believe that our Cust2Mate Products have, and can further develop, the following competitive strengths:

● our smart carts utilize existing technologies proven to work. There is no technological risk to overcome; barcode scanning is a tried and tested, easy to use technology which can easily be adapted for use in a smart cart;

● our software, hardware and customer success teams have, among them, decades of experience in retail technology, supporting our efforts to design one stop shop smart cart solutions which answer the needs of the shopper, retailer and other stakeholders in the retail industry;

● our smart carts have a proven track record with hundreds of smart carts deployed in multiple sites and markets, enabling us to provide the most comprehensive working solution, customer experience and digital platform;

● our smart carts have multiple anti-fraud/theft capabilities which significantly reduce shrinkage from the carts without harming the shopping experience;

● we have successfully completed an initial trial of a computer vision product recognition solution, capable of matching the product put into our smart cart with the product scanned (“one to one” as opposed to “one to many”);

● we intend to continue the development of “one to one” computer vision software and incorporate the solution in future Cust2Mate smart cart offerings. The solution will supplement the smart car’s other anti-theft and fraud protection components;

● a barcode can provide additional information, over and above product identification; for example by providing details of the expiry or best before date which could allow dynamic pricing based on proximity of such date;

● our smart carts can provide the retail industry with new revenue streams and insights; and

● our contemplated installed base subscription model allows for consistent revenue growth in a very large addressable market.

We continue to improve our smart carts. We have developed a lighter and easier to maneuver model of the Cust2Mate smart cart. In addition, as our carts are expensive, retailers do not allow carts to leave a store’s premises. To alleviate this, the company has developed a modular smart cart with a detachable control unit, allowing the cart, without its expensive components, to leave the store premises.

Marketing and Sales

We are currently marketing directly to targeted customers and indirectly through local partners. In Israel, we sell our Cust2Mate Products directly to our retailer customers. Outside of Israel, our local partners are responsible for support, training, implementation and sales of our Cust2Mate Products, while we focus on product development and direct marketing with strategic customers.

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We currently have local distribution and service partners in the United States, Mexico, Germany, and Romania. In the United States, we have a non-exclusive relationship with our distributor, who provides products and services to several thousands of stores nationally. Throughout Mexico, our non-exclusive distributor provides information technology services and information technology consulting to stores. In Germany, our non-exclusive distributor is a retail produce provider throughout the country. Lastly, in Romania, we have an exclusive distributor relationship with a leading recognized information technology provider to the retail industry in Romania.

Our go-to-market strategy is built on the retail, grocery, and DIY markets, with a focus on supermarkets and hypermarket food chains within Tier 1 (thousands of stores) and Tier 2 (hundreds of stores). We will manage targeted customers for Cust2Mate Products in selected regions directly, leveraging select local partners for sales and distribution to chains in Tier 2 and Tier 3 (tens of stores). Our local partners will take full responsibility for support, training, implementation and sales, while we will focus on product development and direct contact with strategic customers.

We presently contemplate that Cust2Mate would (directly or through subsidiaries which it would establish for each country), be the provider of the smart carts to the retailers and that Cust2Mate would enter into a revenue share or other commercial arrangement with its local distribution and service partners.

Pilot Projects

Our penetration strategy for Cust2Mate is to run several pilot projects (“Pilot Projects”), of which the “Phase 4 – Pilot” (as described below) of each Pilot Project will consist of 10-15 Cust2Mate smart carts used by shoppers in selected customer stores for a period of 30-90 days, fully integrated with the store’s software. To the extent that prospective clients request a proof-of-concept pilot of our smart carts, we will follow a multi-phase pilot project evaluation process:

1.	Phase 1 - Discovery: Conduct a workshop with the customer to review, discuss, and analyze customer business and requirements, which is key for the pilot’s success. Resources allocated by Cust2Mate for this phase include a project manager, product manager, and technology expert. The estimated time to complete the discovery phase is approximately 2 weeks.

2.	Phase 2 - Integration: Together with customers, conduct remote integration into the retailer’s store systems. The estimated time to complete the integration stage is approximately 10 weeks but depending on the customers’ environment and systems, can take several months.

3.	Phase 3 - Initial Evaluation: The customer, with our full support, will conduct an initial evaluation test in the customer’s premises. The evaluation test will be planned and scheduled based on the customer’s processes. This is the final testing phase before the pilot. The estimated time to complete the initial evaluation phase is approximately 2 weeks.

4.	Phase 4 - Pilot: The customer, with our full support, will implement our solution in a single pilot store, for a period of 30-90 days and will include 10-25 Cust2Mate smart carts.

5.	Phase 5 - Roll Out: Following the successful completion of the pilot, rollout for the entire chain could replace between 30% and 80% of the customer’s current cart fleet.

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We are currently running seven Pilot Projects, with one store per Pilot Project. As of the date of this quarterly report, the following table details the status of each of our current Pilot Projects:

Supermarket name and/or country	Numbers of Cust2Mate Carts in pilot	Date Phase 1 – Discovery Began	Date Phase 4 – Pilot is Expected to Begin(1)	Length of pilot (2)	Current Status
UAE	12 Carts	January 2021	Q4 2023	45days	Phase 1 – Discovery (3)
Evergreen	12 Carts	January 2022	Complete	90 days	Phase 4 – Pilot (4)
Morton Williams	10 Carts	July 2022	Complete	30 days	Phase 4 – Pilot (4)
Chedraui	12 Carts	March 2022	Q1 2023	60 days	Phase 4 - Pilot
Singapore	12 Carts	April 2022	Q4 2023	60 days	Phase 3 – Initial Evaluation
Migros Ticaret	10 Carts	August 2022	Q2 2023	60 days	Phase 2- Integration
European Chain	14 Carts	August 2022	Q1 2023	120 days	Phase 4 - Pilot

Notes:

(1) Based on correspondence with the customers and progress to date.

(2) The length of the Phase 4 – Pilot portion of the Company’s multi-phase Pilot Project evaluation process refers to the actual time period that the Cust2Mate Carts are fully operational at the client’s location and open to the use of the shoppers. After this length of time, the client will decide if they want to move to Phase 5 – Roll Out. As described above, prior to Phase 4 – Pilot, there are integration and discovery phases which are aimed at analysing the clients’ business and integrating the Cust2Mate Products with the clients’ systems so they can be operational.

(3) This Pilot Project is currently paused due to certain geopolitical barriers and priorities of the retailer shifting.

(4) The Phase 4 – Pilot has concluded at Evergreen and Morton Williams and are awaiting a decision from the client as to whether they will proceed with Phase 5 – Roll Out.

C. Organizational Structure

The following chart lists our material subsidiaries as at the date of this quarterly report, their respective jurisdictions of incorporation and our direct and indirect ownership interest in each of these subsidiaries:

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BUSINESS DEVELOPMENTS DURING THE PERIOD

On January 4, 2023, the Company granted 1,027,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 250,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,027,000 shares. The Company also granted 816,500 stock options to directors, officers and advisers at an exercise price of CAD$1.65. 800,000 Options vest immediately, and the remainder in eight equal installments every 3 months with the first installment on April 4, 2023. The options are exercisable for a period of 10 years from the date of issue.

On March 13, 2023, the Company announced that it has closed, in escrow, the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95), for gross proceeds of US$2,604,000. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants will be issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.35 (US$1.75), will result in the issuance of an additional 891,778 common shares (March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290,000) is to be paid in respect of the closing, and 142,685 March 2023 Private Placement Warrants were issued in connection with the March 2023 Private Placement.

EQUITY ISSUANCES DURING THE THREE MONTHS ENDED MARCH 31, 2023 AND THROUGH TO THE DATE OF THIS REPORT

●	On March 13, 2023, the Company issued 1,783,561 Common Shares to investors in respect of a private placement for gross proceeds of $2,604 thousand.

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Prior Use of Proceeds Disclosure

The table below describe the difference between the Company’s anticipated use of proceeds from private placements completed since the date of the Filing Statement, as disclosed in news releases dated January 30, 2020, November 16, 2020, December 29, 2020, April 9, 2021 and June 3, 2021 (the “Private Placements”). The table shows the amounts actually spent for the period from November 28, 2019 (being the date of the Filing Statement) to September 30, 2022, The Company notes the below variances do not have a material impact on the Company’s ability to achieve its business objectives and milestones.

In December 2019, following the Filing Statement, the Company’s business shifted to adapt its existing technology and know-how for the civilian markets, including the development of its Cust2mate Cart. This was in addition to the continuation of the Company’s existing sales to the Israeli military/security markets. The expansion into the civilian markets led to significantly increased expenditures which the Company was able to finance through the Private Placements. As at the date hereof, the business objectives and milestones that the Company outlined in its Filing Statement, have been completed without any additional spend and are no longer applicable to the ongoing business of the Company.

	A	B
Use of Available Funds	Previous Disclosure Regarding Use of Proceeds (USD)	Previous Disclosure Regarding Use of Proceeds (USD)
Filing Statement(1)
Commission relating to the Concurrent Private Placement	$27,000	$27,000 (already spent)
Costs related to the Qualifying Transaction	$77,000	$77,000 (already spent)
General and administrative(2)	$670,000	$670,000 (already spent)
Research and development expenses	$121,000	$121,000 (already spent)
2020 and 2021 Financings – Integration and Growth of Cust2mate Business(3)
Military/Civilian Products
Launch sales of Military and Civilian Products to the marketplace in Israel	-	-
Launch sales of Military and Civilian Products to the marketplace outside of Israel	-	-
Growth of Military and Civilian Product sales	-	-
Cust2Mate Products
Successful integration of the Cust2mate business	$5,214,000	$5,214,000 (already spent)
Continued research and development of Cust2mate Products and Automotive Products(4)(5)	$11,156,000	$8,590,000 (already spent)

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	A	B
Use of Available Funds	Previous Disclosure Regarding Use of Proceeds (CAD)	Previous Disclosure Regarding Use of Proceeds (USD)
Completion of four pilots of the Cust2mate Products	$769,000	$769,000 (already spent)
Production costs to grow sales of the Cust2mate Products(6)	N/A	-
Sales and Marketing and General and administrative(7)	N/A	-
Total use of funds	$20,114,000	$15,468,000
Unallocated working capital	$998,000	$998,000
TOTAL:	$21,112,000	$16,466,000

Notes:

(1) Based on the Company’s stated objectives at the time of the Filing Statement.

(2) As disclosed in the Filing Statement, general and administrative expenses originally were comprised of: $150,000 (investor relations and communication fees); $71,168 (office and rent); $98,684 (professional fees); $20,005 (listing, filing and transfer agent fees); $20,000 (travel); $46,068 (miscellaneous G&A); $26,316 (insurance); $36,445 (marketing); and $395,613 (salaries and consulting fees).

(3) In 2023, the Company continues to focus its attention on its Cust2Mate Products division and aims to become the leading mobile checkout system in the international market, providing the optimum solution which simultaneously meets the needs of both shoppers and supermarket retailers. Due to this shift in the Company’s business focus, adaption of certain of its military-grade products and know-how to the civilian market, and the development of the Company’s Automotive Products, will be placed on hold.

The Company has negative cash flow from operating activities and has historically incurred net losses. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained. See “Risk Factors”.

The expected use of proceeds represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Company expects to either issue additional securities or incur debt to do so. As a result, management will retain broad discretion in the application of the net proceeds, and investors will be relying on management’s judgment regarding the application of the net proceeds.

The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Cautionary Note Regarding Forward-Looking Information”.

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Additional Disclosure for Venture Issuers without Significant Revenues (in Thousands of US Dollars):

	Three months ended
	March 31,
	2023	2022

Research and development costs	1,023	1,065
Sales and marketing costs	123	83
General and administration costs	3,905	1,846
	5,051	2,994

DISCUSSIONS OF OPERATIONS

Three months ended March 31, 2023, compared to the three months ended March 31, 2022

Revenues

	Three months ended
	March 31,
	2023	2022

Services	664	419
Smart Carts	3,127	217
Precision Metal Parts	817	810
	4,608	1,446

Revenues for the three months ended March 31, 2023, were $4,608 thousand as compared to $1,446 thousand for the three months ended March 31, 2022. The increase is due primarily to the increase in sales from the Company’s smart cart segment and the Company continues delivery of its purchase order to Yochananof. Revenues from the Company’s smart cart segment for the three months ended March 31, 2023, were $3,127 thousand as compared to $217 thousand for the three months ended March 31, 2022. Revenues from the Company’s traditional operations have increased as well in comparison with the three months ended March 31, 2023. Revenues from the Company’s precision metal parts segment remain largely consistent with the three months ended March 31, 2022.

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While revenues from the smart cart division are currently derived from only one customer, revenues from the Company’s services and precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the three months ended March 31, 2023, was $3,587 thousand as compared to $1,170 thousand for the three months ended March 31, 2022. The increase is due primarily to the increase in sales from the Company’s smart cart segment. Cost of revenues in the Company’s smart cart segment for the three months ended March 31, 2023, were $2,545 thousand as compared to $173 thousand for the three months ended March 31, 2022. Cost of revenues from the Company’s precision metal parts segment remains largely consistent with the three months ended March 31, 2022.

The Company’s gross margin in the services segment fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses

	Three months ended
	March 31,
	2023	2022

Payroll and related expenses	253	266
Subcontractor and outsourced work	700	799
Other	70	-
	1,023	1,065

Research and development expenses related to the Company’s Cust2Mate product. Most of these expenses relate to outsourced software engineers that work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $1,023 thousand for the three months ended March 31, 2023, as compared to $1,065 thousand for the three months ended March 31, 2022.

Sales and marketing expenses

Sales and marketing expenses were $123 thousand for the three months ended March 31, 2023, as compared to $83 thousand for the three months ended March 31, 2022.

General and administrative expenses

	Three months ended
	March 31,
	2023	2022

Payroll and related	972	600
Professional fees	574	694
Share-based compensation	1,529	60
Depreciation and amortization	119	99
Rent and related expenses	216	107
Travel	86	-
Public company related expenses	145	19
Directors & officers’ insurance	85	-
Other	179	267
	3,905	1,846

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General and administrative expenses were $3,905 thousand for the three months ended March 31, 2023, as compared to $1,846 thousand for the three months ended March 31, 2022. The increase is primarily due to the increase in share-based compensation which amounted to $1,529 thousand for the three months ended March 31, 2023, compared to $60 thousand for the three months ended March 31, 2022. Another significant factor to the rise in general and administrative expenses is the increase in payroll which amounted to $972 thousand for the three months ended March 31, 2023, compared to $600 thousand for the three months ended March 31, 2022. The increase in payroll is mainly due to the growth of operating activities of the Company’s smart cart segment.

Gain on revaluation of warrant liability

Gain on revaluation of warrant liability for the three months ended March 31, 2023, was $405 as compared to a gain of $nil for the three months ended March 31, 2022.

Financial expenses

Financial expenses, net for the three months ended March 31, 2023, were $218 thousand as compared to financial income of $2 thousand for the three months ended March 31, 2022. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, revaluation of a contingent liability, and credit card charges.

Trends, demands, commitments, events or uncertainties

Current overall economic conditions together with market uncertainty and volatility may have an adverse impact on the demand for the Company’s products and services as industry may adjust quickly to exercise caution on capital spending. This uncertainty may impact the Company’s revenue.

Our financial performance, share price, business prospects and financial condition are subject to numerous risks and uncertainties, and are affected by various factors outside the control of management. Prior to making any investment decision regarding the Company, investors should carefully consider, among other things, the risks described herein and the risk factors set forth in our annual information form dated December 31, 2022, for our most recently completed fiscal year. These risks and uncertainties are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. If any of these risks occurs, our financial performance, share price, business prospects and financial condition could be materially adversely affected.

REVIEW OF QUARTERLY RESULTS

(In Thousands)	31/03/2023	31/12/2022	30/09/2022	30/06/2022
Total revenues	$4,608	$3,825	$2,650	$1,430
Gross profit (loss)	$1,021	$917	$430	$211
Total comprehensive loss	$(4,192)	$(5,600)	$(6,009)	$(2,955)
Basic and diluted loss per share	$(0.11)	$(0.19)	$(0.21)	$(0.11)

	31/03/2022	31/12/2021	30/09/2021	30/06/2021
Total revenues	$1,446	$487	$278	$1,404
Gross profit	$(276)	$(554)	$34	$901
Total comprehensive loss	$(2,919)	$(3,380)	$(1,747)	$(4,518)
Basic and diluted loss per share	$(0.09)	$(0.14)	$(0.07)	$(0.18)

The loss per quarter and related net loss per share is a function of the level of activity that took place during the relevant quarter. Operating losses in the first quarter of 2023 and throughout four quarters in 2022 remained consistent. The reason for the losses is due to increased research and development expenses and general and administrative costs, largely due to the Company’s expansion ahead of expected increased revenues in future periods.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of Common Shares and securing bank loans.

The Company had an accumulated deficit of $70,968 thousand as of March 31, 2023 ($67,395 thousand as of December 31, 2022), and the Company had negative cash flows from operations of $2,481 thousand for the three months ended March 31, 2023 (negative $2,292 thousand for the three months ended March 31, 2022).

Working capital (In Thousands)

	March 31, 2023	December 31, 2022
Cash and cash equivalents	2,272	2,616
Restricted cash	-	8
Inventories	428	375
Trade receivables	1,572	1,373
Other accounts receivable	2,266	2,570
Total current assets	6,538	6,942

Short term loan and current portion of long-term loans	1,310	1,403
Lease liability	257	281
Trade payables	2,956	2,224
Deferred revenues	-	1,373
Other accounts payable	1,369	956
Total current liabilities	5,892	6,237

Working capital	646	705

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Cash flow (In Thousands)

	Three months ended March 31,
	2023	2022
Net cash used in operating activities	(2,481)	(2,292)
Net cash used in investing activities	(6)	(1,132)
Net cash provided from financing activities	2,459	1,173
Increase (decrease) in cash	(28)	(2,251)

Cash position

During the three months ended March 31, 2023, the Company’s overall cash position decreased by $28 thousand as compared to a decrease of $2,251 thousand for the three months ended March 31, 2022. This increase can be attributed to the following activities:

Operating activities

The Company’s net cash used in operating activities during the three months ended March 31, 2023, was $2,481 thousand as compared to $2,292 thousand for the three months ended March 31, 2022.

Investing activities

Cash used in investing activities for the three months ended March 31, 2023, was $6 thousand as compared to $1,132 thousand used in investing activities during the three months ended March 31, 2022. Cash used in investing activities for the three months ended March 31, 2022, was due primarily to the acquisition of Isramat, a newly purchased subsidiary.

Financing activities

Cash provided from financing activities for the three months ended March 31, 2023, was $2,459 thousand, and was mainly due to the issuance of shares and warrants in the amount of $2,729, offset by repayment of loans in the amount of $166 thousand. Cash provided from financing activities for the three months ended March 31, 2022, was $1,173 thousand, and was mainly due to the exercise of warrants in the amount of $1,034 thousand.

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Capital Resources

The Company is an early-stage technology company focused on research and development of its products, and currently does not generate significant cash flows from some areas of its operations. However, following the acquisition of Isramat during the first quarter of 2022, the Company expects to generate profits and cash flows from this segment (Isramat generated revenues during the years ended December 31, 2020 and 2021 of $5 million , and $4.9 million, respectively, and profits of $500 thousand and $735 thousand, respectively).

As at March 31, 2023, the Company had an estimated positive working capital of $646 thousand including a cash balance of $2,272 thousand. The Company’s current financial resources are sufficient to meet its short-term liquidity requirements and to fund its operations for at least the coming 12 months, exclusive of any additional proceeds to be raised through an offering of securities. As at April 30, 2023, and assuming that no additional funds will be raised through an offering of securities, the Company will spend approximately $6,000,000 (approximately $500,000 per month) on its current operations over the 12 months ending March 31, 2024.

In addition, the Company will generate net cash of approximately $5.75 million following the completion of the delivery of the purchase order from Yochananof, and $3.35 million following the completion of the delivery of the first purchase order from Hastok.

On March 13, 2023, the Company announced that it has closed, in escrow, the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95), for gross proceeds of US$2,604. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants will be issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.35 (US$1.75), will result in the issuance of an additional 891,778 common shares (March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290,000) is to be paid in respect of the closing, and 142,685 March 2023 Private Placement Warrants were issued in connection with the March 2023 Private Placement with the same terms as the warrants issued to the investors.

Short-term borrowings

Short term borrowing relates to bank loans which will be repaid in over the following 12 months. The Company requires short-term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to bank loans which will be repaid after the following 12 months. Currently, the nature of cash requirements by the Company can fluctuate greatly from year to year as the Company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future.

Management of Capital

The Company’s main use for liquidity is to fund the development of its programs and working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs. The primary source of liquidity has been from financing activities to date. The ability to fund operations, to make planned capital expenditures and execute the growth/acquisition strategy depends on the future operating performance and cash flows, which are subject to prevailing economic conditions, regulatory and financial, business and other factors, some of which are beyond the Company’s control.

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The Company intends to grow rapidly and expand its operations within the next 12 to 24 months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will diminish the Company’s working capital. As such, substantial additional financing may be required if the Company is to be successful in continuing to develop its business, meet ongoing obligations and discharge its liabilities in the normal course of business. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments. The Company manages liquidity risk by reviewing, on an ongoing basis, its sources of liquidity and capital requirements. In evaluating the Company’s capital requirements and its ability to fund the execution of its business strategy, the Company believes that it has adequate available liquidity to enable it to meet its working capital and other operating requirements, and other capital expenditures and settle its liabilities for at least the next 12 months. The Company’s objective is to maintain sufficient cash to fund the Company’s operating requirements and expansion plans identified from time to time. While the Company expects to incur losses for at minimum the next 12 months, management of the Company continues to work towards the success and eventual profitability of the business.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of research and development and sales and marketing activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

The Company’s ability to access both public and private capital is dependent upon, among other things, general market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. When additional capital is required, the Company intends to raise funds through the issuance of equity or debt securities. Other possible sources include the exercise of stock options of the Company. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally. Given the nature of the Company’s business as of the date of this MD&A, and in particular, the fact that its operations are undertaken exclusively within a foreign jurisdiction, the Company may face difficulty in accessing traditional sources of financing, notwithstanding that its business operations are conducted in a regulatory environment within which the Company’s activities are neither illegal nor subject to conflicting laws.

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS WITH RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior Management, who are considered to be key management personnel by the Company.

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Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The following transactions arose with related parties: (in Thousands of US$)

	Three months ended March 31, 2023
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of March 31, 2023
Director and CEO	$-	$335	$-	$335	$507
Company controlled by CEO	-	-	-	-	(391)
CFO	-	21	-	21	-
Directors	8	85	389	482	-
	$8	$441	$389	$837	$116

	Three months ended March 31, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of March 31, 2022
Director and CEO	$-	$5	$-	$5	$264
Company controlled by CEO	-	235	-	235	(111)
CFO	-	42	-	42	-
Directors	6	-	-	6	-
	$6	$282	$-	$288	$153

(1)	The Company’s CEO has a consulting agreements with the Company pursuant to which he earn $70,000 per month.
(2)	The Company’s CFO has a consulting agreement with the Company pursuant to which he earn $7,000 per month.
(3)	Three non-executive directors earn directors’ fees of $1,000 per month

Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

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Liquidity Risk:

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of March 31, 2023, the Company has working capital balance of $495 thousand (December 31, 2022 – working capital of $705 thousand). The table below presents the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$2,956	$2,956	$-
Other accounts payable	1,369	1,369	-
Loans	1,578	1,310	268
Lease liability	791	257	534
Total	$6,694	$5,892	$802

Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents, trade receivables, as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel.

Market risks:

That part of the Company’s business of providing maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the commercialization of its products and services currently in development.

The Company’s Cust2Mate smart cart platform is new and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

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The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the new Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. The Company’s functional and presentation currency is the U.S. dollar.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are the same as at December 31, 2022:

a)	The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

b)	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

c)	Intangible assets and goodwill

Intangible assets and goodwill are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

d)	Derivative liability – Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s Common Shares and the expected life of the warrants.

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MANAGEMENTS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company. As such, we maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized, and reported within the time periods specified by the Canadian Securities Administrators rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management’s report on internal controls over financial reporting

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining effective internal controls over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As identified in the Company’s MD&A as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our internal controls over financial reporting as at March 31, 2023, and identified the material weakness outlined below and therefore concluded our internal controls over financial reporting were not effective. Management identified that we did not have sufficient accounting resources with relevant technical accounting skills to address issues related to the financial statement close process because of the size of the Company and its staff complement. We were also not able to sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting. This weakness will continue to be addressed in 2023.

To remediate the material weakness in our internal controls over financial reporting described above, we have initiated remedial measures and are taking additional measures to remediate this material weakness. First, we are continuing to roll out an enhanced financial and accounting system. Second, we have hired additional personnel. Third, we are strengthening our controls financial reporting, with the assistance of outside consultants, experts in the controls and procedures over financing reporting. Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS.

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 32,728,883 Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
2,658,313	Warrants	November 10, 2025	$1.98
1,366,631	Warrants	December 24, 2025	$1.98
221,100	Warrants	April 18, 2026	$8.03
1,084,562	Warrants	May 28, 2026	$8.03
1,726,366	Warrants	November 8, 2024	$1.60
1,020,764	Warrants	March 31, 2025	$1.75
543,333	Options	August 20, 2025	$1.11
40,000	Options	September 1, 2025	$1.66
33,333	Options	January 28, 2025	$2.21
50,000	Options	June 3, 2026	$6.20
16,677	Options	October 28, 2026	$5.90
900,000	Options	August 2, 2032	$2.63
300,000	Options	August 21, 2032	$2.95
16,500	Options	January 4, 2033	$1.22
550,000	Options	January 4, 2033	$1.22
250,000	Options	January 4, 2033	$1.22
100,000	Options	November 25, 2027	$1.48
423,750	Options	April 18, 2033	$1.21
8,706,119

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RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as Common Shares. The Company will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company’s existing shareholders.

Capital and Liquidity Risk

The amount of financial resources available to invest for the enhancement of shareholder value is dependent upon the size of the treasury, profitable operations, and a willingness to utilize debt and issue equity. Due to the size of the Company, financial resources are limited and if the Company exceeds growth expectations or finds investment opportunities it may require debt or equity financing. There is no assurance that the Company will be able to obtain additional financial resources that may be required to successfully finance transactions or compete in its markets on favorable commercial terms.

Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company, is available for viewing on SEDAR at www.sedar.com.

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